Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

4D pharma presents update on oncology program

Enrollment progressing well for both expanded Part B of MRx0518 and Keytruda® combination study, and pancreatic cancer study

Further analysis of biomarker data in ongoing MRx0518 neoadjuvant monotherapy study

Leeds, UK – February 3, 2021 - 4D pharma plc (AIM: DDDD), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs) - a novel class of drug derived from the microbiome, today announces progress on activities in its development program for lead immuno-oncology single strain Live Biotherapeutic candidate MRx0518.

“4D pharma has continued to make excellent progress with the MRx0518 development program on multiple fronts. We have generated additional safety and efficacy data, building on the positive data from both the monotherapy and KEYTRUDA combination studies last year. This clinical and development progress has been achieved in spite of the headwinds of COVID-19,” said Dr. Alex Stevenson, Chief Scientific Officer, 4D pharma. “As 4D pharma extends its leading position in this exciting and rapidly maturing field, we see the next 12 months as being instrumental for the space. We look forward to generating more clinical data from our ongoing studies of MRx0518 in multiple different tumor types and treatment settings. This will support 4D pharma’s continued productive engagement with regulatory authorities to develop the clinical strategy to bring this novel therapeutic to patients suffering from a range of cancers.”

MRx0518 in Combination with KEYTRUDA

MRx0518 is in an ongoing Phase I/II clinical trial in combination with immune checkpoint inhibitor (ICI) Keytruda® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with advanced malignancies who have previously progressed on ICI therapy. This study is comprised of two parts - Part A, an initial safety phase assessing dose-limiting toxicities of the combination, and the Part B cohort expansion phase to assess clinical benefit in addition to safety. In May 2020 the successful completion of Part A and initiation of Part B was announced.

24 additional patients across five active US sites have now been treated in Part B of this ongoing study. The safety review following the first Part B cohort of 10 renal cell carcinoma (RCC) patients has been completed indicating no dose limiting toxicities. A total of 12 patients with RCC, nine patients with non-small cell lung cancer (NSCLC) and three bladder cancer patients have been enrolled in Part B to date. Recruitment will continue up to a total of 30 patients in each of these indications.

Target tumor reductions in Part B patients have been observed as patients reach the first scheduled restaging timepoint (nine weeks). These include the first signals of anti-tumor activity for the combination in bladder cancer, adding to the previously reported activity in RCC and NSCLC in patients in Part A.

Three Part A patients with RCC and NSCLC that were previously reported to have experienced clinical benefit continue on the study. Two of these patients have now been treated for over 18 months and have had further target tumor reductions or extended disease control since the last update. Efficacy of the combination continues to be evaluated on an ongoing basis.

Following the positive results of Part A in RCC and NSCLC, the new tumor cohorts added to Part B of the study are now open to recruitment. Patients with advanced malignancies resistant to ICI therapy, including triple-negative breast cancer, head and neck squamous cell carcinoma and microsatellite instability-high/mismatch repair deficient cancers, are now eligible for inclusion. Enrolment for the trial is expected to complete in Q4 2021.

MRx0518 with Radiation in Pancreatic Cancer

Five patients are now enrolled in this Phase I trial. The study is designed to evaluate safety and efficacy in 15 patients receiving treatment with MRx0518 and hypofractionated radiation prior to surgery for pancreatic cancer. This study will generate valuable data to assess the relationship between systemic and tumor biomarkers, as well as clinical outcomes. Study treatment is well tolerated to date. Enrolment continues and we anticipate receiving initial data from this clinical trial in 2021.

MRx0518 in Neoadjuvant Setting Monotherapy

The previously reported 17 patients in the completed Part A of this Phase I study continue in the follow up phase for survival outcomes. Biomarker and safety data from the study were presented at the Society for Immunotherapy of Cancer (SITC) Annual Meeting 2020, demonstrating systemic immune and tumor microenvironment modulation following two to four weeks of treatment with MRx0518. Additional biomarker analyses are underway to further investigate the immune response induced by MRx0518. These additional results may inform an optimization of Part B of this study.

About MRx0518

MRx0518 is single strain Live Biotherapeutic product in development for the treatment of cancer. It is delivered as an oral capsule and stimulates the body’s immune system, directing it to produce cytokines and immune cells that are known to attack tumors. It is currently being evaluated in three clinical trials in cancer patients. MRx0518-I-001 (NCT03934827) is a neoadjuvant monotherapy study in a variety of solid tumors and is being conducted at Imperial College (London, UK). MRx0518-I-002 (NCT03637803) is in combination with KEYTRUDA (pembrolizumab) in patients who have previously progressed on anti PD-1 therapies. The Coordinating Investigator of the study is at The University of Texas MD Anderson Cancer Center, Houston, USA, with multiple additional sites in the US. The study is being conducted in collaboration with MSD, the tradename of Merck & Co., Inc., Kenilworth, NJ, USA. MRx0518-I-003 (NCT04193904) is in combination with preoperative radiotherapy in resectable pancreatic cancer.

About 4D pharma

Founded in February 2014, 4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma's Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma (NCT03851250), a Phase II study of MRx-4DP0004 in patients hospitalized with COVID-19 (NCT04363372), and Blautix® in Irritable Bowel Syndrome (IBS) (NCT03721107) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson's disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

In October 2020 4D pharma announced its intention to merge with Longevity Acquisition Corporation (NASDAQ: LOAC), a special purpose acquisition company (SPAC), and seek a NASDAQ listing.  The merger is expected to be completed and the NASDAQ listing of 4D pharma American Depositary Shares (ADSs) under the ticker symbol 'LBPS' is currently expected to become effective in early 2021, subject to approval of 4D shareholders and Longevity shareholders, and the SEC review process.

For more information, refer to https://www.4dpharmaplc.com.

Forward-Looking Statements

This announcement contains "forward-looking statements." All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding timing of enrolments and receipt of clinical data, are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company's current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company's forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company's business, including the risks of delays in enrolments and the receipt of clinical data and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission (“SEC”), should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information about the Transaction and Where to Find it

This press release is being made in respect of a proposed business combination involving 4D and Longevity. Following the announcement of the proposed business combination, 4D filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC. This press release does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Registration Statement includes a preliminary prospectus with respect to 4D’s ordinary shares and ADSs to be issued in the proposed transaction and a proxy statement of Longevity in connection with the merger. The information in the Registration Statement is not complete and may be changed. 4D may not sell the ordinary shares referenced in the Registration Statement until the Registration Statement becomes effective. The proxy statement/prospectus will be provided to the Longevity shareholders. 4D and Longevity also plan to file other documents with the SEC regarding the proposed transaction.

This press release is not a substitute for any prospectus, proxy statement or any other document that 4D or Longevity may file with the SEC in connection with the proposed transaction. Investors and security holders are urged to read the Registration Statement and, when they become available, any other relevant documents that will be filed with the SEC carefully and in their entirety because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC without charge, at the SEC’s website (www.sec.gov) or by calling +1-800-SEC-0330.

Participants in the Solicitation

 Longevity and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Longevity’s shareholders with respect to the proposed transaction. Information regarding Longevity’s directors and executive officers is available in its annual report on Form 10-K for the fiscal year ended February 29, 2020, filed with the SEC on April 30, 2020. Additional information regarding the participants in the proxy solicitation relating to the proposed transaction and a description of their direct and indirect interests is contained in the Registration Statement.

4D and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Longevity in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is included in the Registration Statement.

Contact Information:

4D Pharma

Duncan Peyton, Chief Executive Officer +44 (0)113 895 0130

Investor Relations: ir@4dpharmaplc.com

Investor Relations
Julie Seidel, Stern Investor Relations, Inc. +1-212-362-1200
Julie.seidel@sternir.com

N+1 Singer - Nominated Adviser and Joint Broker +44 (0)20 7496 3000

Philip Davies / Justin McKeegan / Iqra Amin (Corporate Finance)

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker +44 (0)20 7332 2500

Dominic Wilson / Phil Walker

Image Box Communications

Neil Hunter / Michelle Boxall +44 (0)20 8943 4685

neil@ibcomms.agency / michelle@ibcomms.agency